Exhibit 99.1

ibex Announces Appointment of Two New Board Members
Company Announces Appointment of Gerard Kleisterlee and Bob Dechant, CEO of ibex

Washington, D.C., January 13, 2021 - ibex (NASDAQ: IBEX) today announced the appointment of Gerard Kleisterlee, former chairman of Vodafone Group to its board of directors as an independent non-executive board member, and the addition of Robert Dechant who serves as the chief executive officer of ibex, to increase the size of the board from six to eight directors. The appointments took effect on January 8, 2021.

“We are delighted Gerard has joined the ibex board,” said Bob Dechant, CEO of ibex. “He has been working with our team in an advisory capacity since 2012, and his perspective and expertise have proven invaluable. Gerard is committed to our BPO 2.0 vision of reshaping the customer engagement landscape, and we’re excited to have Gerard shoulder to shoulder with us as we continue to build truly transformational customer experiences for the world’s leading brands.”

Kleisterlee was the chairman of Vodafone Group plc from 2011 through 2020 and non-executive director and vice chairman of Royal Dutch Shell plc. He was a member of the supervisory board of Daimler AG until 2014, and a member of the board of directors of Dell Inc. from 2010 through 2013.

He also served on the supervisory board of the Dutch Central Bank from 2006 until 2012. Mr. Kleisterlee was also president and chief executive officer of Royal Philips Electronics from 2001 to 2011. During his ten years as at Royal Philips Electronics, Mr. Kleisterlee was a member and vice chairman of the European Round Table of Industrialists and chairman of the supervisory board of the Eindhoven Technical University, and he served in two successive Dutch Innovation Councils chaired by the prime minister. He also served on the supervisory board of the Dutch Central Bank from 2006 until 2012.  In 2006, he was named European Businessman of the Year by Fortune Magazine. Kleisterlee has an Engineering (MSc) degree from Eindhoven Technical University and an honorary doctorate from Leuven Catholic University.

 “I look forward to making a significant contribution on the ibex board,” stated Kleisterlee. “The company has just completed a remarkably successful year and I look forward to working alongside my fellow board members to help guide the company in the coming years.”

About ibex

With services ranging from customer service, technical support, inbound/outbound sales, business intelligence & analytics, digital demand generation, and CX surveys & feedback analytics, ibex helps brands accelerate growth, decrease costs, and ignite valuable brand interactions anywhere along the customer lifecycle.

Contact
Rosemary Hanratty, Senior Director of Marketing, ibex 412.539.7099, rosemary.hanratty@ibex.co

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; the Frontier restructuring and its proceedings under Chapter 11 of the United States Bankruptcy Code; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.